Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

July 5, 2019	NR 19-09

ALIANZA RETAINS RENMARK FINANCIAL COMMUNICATIONS INC.

Vancouver B.C. – July 5, 2019 - Alianza Minerals Ltd. (TSXV: ANZ  OTC: TARSF) (“Alianza” or the “Company”) announces that it has retained the services of Renmark Financial Communications Inc. to handle its investor relations activities.

“We are pleased to announce that we have selected Renmark to reinforce Alianza Minerals Ltd.'s profile in the financial community and enhance the visibility of our company. We choose Renmark because its standards and methodologies fit best with the message we wish to communicate to the investing public,” noted Jason Weber, P.Geo. – President and Chief Executive Officer.

In consideration of the services to be provided, the monthly fees incurred by Alianza Minerals Ltd. will be a cash consideration of up to $8,000 CAD, starting July 1st, 2019 for a period of six months ending on December 31st, 2019 and monthly thereafter.

Renmark Financial Communications does not have any interest, directly or indirectly, in Alianza Minerals Ltd. or its securities, or any right or intent to acquire such an interest.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has four projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 60.5 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

info@alianzaminerals.com

Renmark Financial Communications Inc.

Melanie Barbeau: mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.